September 12, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	FREYR Battery, Inc.
Registration Statement on Form S-4
File No. 333-274434
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-4 (File No. 333-274434) filed by FREYR Battery, Inc. on September 8, 2023 (the “Registration Statement”).
Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act is hereby incorporated onto the facing page of the Registration Statement:
“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”
Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Denis Klimentchenko, Esq. of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20 7519 7000.

FREYR Battery, Inc.

By:	/s/ Are L. Brautaset
Name:	Are L. Brautaset
Title:	Principal Executive Officer

By:	/s/ Oscar K. Brown
Name:	Oscar K. Brown
Title:	Principal Financial Officer and Principal Accounting Officer
Cc: Denis Klimentchenko, Esq.